Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(income excludes discontinued operations for all periods)

	Year Ended December 31,
(In millions, except ratio)	2016	2015	2014	2013	2012
Pretax income from continuing operations attributable to Raytheon Company common stockholders*	$3,064	$2,789	$2,952	$2,740	$2,788
Add:
Fixed charges	318	317	291	296	291
Amortization of capitalized interest	4	3	4	4	4
Less:
Capitalized interest	6	5	3	3	4
Income as adjusted	$3,380	$3,104	$3,244	$3,037	$3,079
Fixed charges:
Portion of rents representative of interest factor	$80	$79	$75	$83	$86
Interest on indebtedness	232	233	213	210	201
Capitalized interest	6	5	3	3	4
Fixed charges	$318	$317	$291	$296	$291
Ratio of earnings to fixed charges	10.6	9.8	11.1	10.3	10.6

*Net of adjustment for earnings from affiliates